SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No. _____)

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THE GOLDFIELD CORPORATION
(Name of Registrant as Specified In Its Charter)

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The Goldfield Corporation

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JULY 10, 2002

To Our Stockholders:

Notice is hereby given that the Annual Meeting of the Stockholders of The Goldfield Corporation has been called and will be held at Imperial's Hotel & Conference Center, 8298 North Wickham Road, Melbourne, Florida 32940 on July 10, 2002 at 9:00 a.m. for the following purposes:

1. To elect seven directors to the Company's Board of Directors.

2. To ratify the appointment of KPMG LLP as independent certified public accountants for the fiscal year ending December 31, 2002.

3. To vote on one shareholder proposal, if properly presented at the Annual Meeting.

4. To transact such other business as may lawfully come before the meeting or any adjournment thereof.

Only stockholders of record at the close of business on May 27, 2002 will be entitled to vote at the meeting or any adjournment thereof. The transfer books of the Company will not be closed.


By Order of the Board of
Directors

Dwight W. Severs
Secretary


Melbourne, Florida
May 31, 2002

If you are unable to attend the meeting in person, you are requested by the Board of Directors of the Company to date, sign, and return the enclosed proxy in the enclosed envelope. No postage is necessary if mailed in the United States. In the event you later decide to attend the meeting, you may revoke your proxy and vote your shares in person.

The Goldfield Corporation

100 Rialto Place, Suite 500
Melbourne, Florida 32901
(321) 724-1700

PROXY STATEMENT
ANNUAL MEETING OF STOCKHOLDERS
July 10, 2002

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of The Goldfield Corporation (the "Company"), to be voted at the Annual Meeting of Stockholders of the Company to be held on July 10, 2002 at 9:00 a.m. and at any and all adjournments thereof. The meeting will be held for the purposes set forth in the notice and in this proxy statement. This proxy statement and the accompanying annual report are being mailed to stockholders on or about May 31, 2002.

RECORD DATE, STOCKHOLDERS ENTITLED TO VOTE AND REQUIRED VOTE

Only holders of record of outstanding shares of the Company at the close of business on May 27, 2002 will be entitled to vote at the Annual Meeting of Stockholders on July 10, 2002. As of April 30, 2002 the Company had outstanding 27,463,437 shares of common stock, par value $.10 per share (the "Common Stock"). Each outstanding share of Common Stock is entitled to one vote on each matter to be voted upon at the meeting other than the election of directors.

The election of directors requires a plurality of the votes cast for the election of directors; accordingly, the seven directorships to be filled at the Annual Meeting will be filled by the seven nominees receiving the seven highest number of votes. Approval of the proposal ratifying the selection of KPMG LLP as independent certified public accountants and the shareholder proposal each require the affirmative vote of the majority of the shares present in person or represented by proxy and entitled to vote at the meeting.

SOLICITATION, VOTING AND REVOCATION OF PROXIES

This solicitation is made on behalf of the Board of Directors of the Company. For a description of the expenses incurred by the Company in connection with this solicitation, see "Additional Information" below.

You are requested to sign, date and return the enclosed proxy in the postage-paid envelope provided. If the proxy is signed with a voting direction indicated, the proxy will be voted according to the direction given. If the proxy is signed and no direction is given with respect to a proposal, the proxy will be voted as follows with respect to any such proposal:

1. **FOR** the election of the nominees for director named herein;

2. **FOR** the ratification of the appointment of KPMG LLP as independent certified public accountants for the year 2002; and

3. **AGAINST** the shareholder proposal on performance-based executive compensation.

Abstentions will be counted to determine the presence of a quorum. Abstentions will not affect the outcome of the election of directors and will have the effect of a vote against the ratification of the appointment of KPMG LLP and the shareholder proposal. Shares represented by "broker non-votes" will also be counted for purposes of determining a quorum. Broker non-votes occur when nominees, such as brokers who hold shares on behalf of beneficial owners, do not receive timely voting instructions from beneficial owners. Although brokers may have the authority to vote with respect to certain matters without voting instructions from beneficial owners, this authority would not apply to any proposal which is the subject of a counter-solicitation or is part of a proposal made by a stockholder which is being opposed by management within the meaning of American Stock Exchange Rule 577. Broker non-votes will have no effect on the results of the votes on the election of directors, the ratification of the appointment of KPMG LLP as independent certified public accountants or the shareholder proposal.

Revocation of Proxy

You may revoke the proxy at any time prior to its exercise by duly executing and returning a later dated proxy or by filing a written revocation bearing a later date with the Secretary of the Company. The proxy will be revoked if you attend the meeting and vote in person.


ITEM 1.
ELECTION OF DIRECTORS

Seven directors are to be elected at the Annual Meeting, to serve for a term of one year or until their successors are elected and qualified.

Information About Nominees

Reference is made to the information set forth below under "Ownership of Voting Securities by Certain Beneficial Owners and Management" as to the stock ownership of the nominees. The following table sets forth with respect to each nominee, his address, the office presently held by him with the Company or his principal occupation if not employed by the Company, the year in which he first became a director of the Company and his age.

Name and Business Address	Principal Occupation For the Last Five Years	Director Since	Age (1)
Thomas E. Dewey, Jr. McFarland Dewey & Co., LLC 230 Park Avenue New York, NY 10169	Member of McFarland Dewey & Co., LLC, New York, NY (investment banking firm) since 1989.(2)	2002	69
Harvey C. Eads, Jr. The Goldfield Corporation 100 Rialto Place, Suite 500 Melbourne, FL 32901	Retired; City Manager of Coral Gables, Florida between May 1988 and November 2001.	1999	56
John P. Fazzini Bountiful Lands, Inc. 101 East Stuart Avenue Lake Wales, FL 33853	Real Estate Developer; President of Bountiful Lands, Inc. (real estate development corporation) since 1980.	1984	57
Danforth E. Leitner The Leitner Company 528 North Main Street Hendersonville, NC 28792	Real Estate Broker; Real Estate Appraiser; President of The Leitner Company (real estate brokerage and appraisal corporation) between 1984 and May 2002.	1985	61
Al Marino A.M. Marino Design, Inc. 1483 Main Street Weymouth, MA 02190	Architectural Designer; President of A.M. Marino Design, Inc. (architectural design firm) since 1986 (Mr. Marino is the son of Anthony J. Ford who owns 2,065,300 shares of the Company's Common Stock).	2001	44
Dwight W. Severs Titusville City Attorney 555 South Washington Avenue Titusville, FL 32796	Secretary of the Company since 1999; City Attorney for City of Titusville, Florida since January 1999; Principal for the firm of Dwight W. Severs & Associates, P.A. since March 1998; a member of the law firm of Severs, Stadler & Harris, P.A. between January 1995 and March 1998.	1998	58

Name and Business Address	Principal Occupation For the Last Five Years	Director Since	Age (1)
John H. Sottile The Goldfield Corporation 100 Rialto Place, Suite 500 Melbourne, FL 32901	Chairman of the Board of Directors of the Company since May 1998; President of the Company since 1983 and Chief Executive Officer of the Company since 1985.	1983	54

---

(1)   As of December 31, 2001.

(2)   Mr. Dewey also serves as a director of Northwest Natural Gas Company and Genelabs Technologies, Inc. as well as a trustee of The Scripps Research Institute and chairman emeritus of the board of trustees of Lenox Hill Hospital in New York.

If any of the foregoing nominees should withdraw or otherwise become unavailable, which the Board of Directors does not presently anticipate, it is intended that proxies will be cast for such person or persons as the Board of Directors may designate in place of such nominee or nominees.

Directors who are also employees of the Company are not paid any fees or other remuneration for service on the Board or on any Board committee. Each non-employee director receives an aggregate annual fee of $15,000, with $1,250 paid each month, and an additional $500 paid for each Board meeting attended in person.

Related Transactions

In December, 2001, the Company retained McFarland Dewey & Co., LLC to assist the Company in its evaluation of strategic alternatives, which may include divestiture of the Company's mining operations. During 2001, McFarland Dewey was paid a retainer of $50,000 and will be entitled to additional fees with respect to a transaction if and when a transaction is consummated. Mr. Dewey is a member of McFarland Dewey.

OWNERSHIP OF VOTING SECURITIES BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of April 30, 2002, certain stock ownership information regarding all stockholders known by the Company to be the beneficial owners of 5% or more of the outstanding shares of Common Stock of the Company and executive officers and directors of the Company.

Beneficial Owners	Amount Beneficially Owned (1)	Percent of Class (2)	Percent of Voting Securities (3)
(a) Holders of more than 5% (other than directors):			
Anthony J. Ford (4)			
33 Van Ripper Street			
Staten Island, NY 10302	2,065,300	7.52%	7.52%
(b) Directors and Executive Officers			
Thomas E. Dewey, Jr.	100	*	*
Harvey C. Eads, Jr.	1,000	*	*
John P. Fazzini	20,100	*	*
Patrick S. Freeman	175,200	*	*
Robert L. Jones	250,000	*	*
Danforth E. Leitner	20,600	*	*
Al Marino (5)	1,000	*	*
Dwight W. Severs	42,000	*	*
John H. Sottile (6)	1,038,288	3.77%	3.77%
Stephen R. Wherry	135,000	*	*
(c) All Executive Officers and Directors as a group			
(10 in number):	1,683,288	6.11%	6.11%

_____

* Less than 1%
(1) Includes holdings of spouses, minor children, relatives and spouses of relatives living in the same household, even if beneficial ownership is disclaimed.
(2) All percentages have been determined as of April 30, 2002 in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of Common Stock which such person has the right to acquire within 60 days after April 30, 2002.
(3) In accordance with the rules of the SEC, the percentage shown in this column opposite the name of each person has been computed assuming the exercise of any options held by such person or group and that no exercises by others have occurred.
(4) Information as to shares beneficially owned by Mr. Ford based on information provided by Mr. Ford to the Company.
(5) Does not include 2,065,300 shares of the Company's Common Stock owned by Mr. Marino's father, Anthony J. Ford, as to which Mr. Marino disclaims beneficial ownership.
(6) Includes 140,400 shares of Common Stock owned by Mr. Sottile's wife, Ann Sottile, and 27,451 shares of Common Stock owned by Mr. Sottile's son, John Nicholas Sottile.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who beneficially own more than ten percent of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock of the Company. Copies of all such reports filed with the SEC are required to be furnished to the Company. Based solely on the Company's review of the copies of such reports it has received, the Company believes that all of its executive officers, directors and greater than ten percent beneficial owners complied with all filing requirements applicable to them with respect to transactions during the year ended December 31, 2001.

EXECUTIVE COMPENSATION

The following Summary Compensation Table sets forth the cash compensation for the Company's Chief Executive Officer and executive officers, including two executive officers of subsidiaries, whose compensation exceeded $100,000 during the years ended December 31, 2001, 2000 and 1999. The information provided under the heading "Executive Compensation" is that required by "small business issuers" as defined by the rules of the SEC.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation Salary ($) (1)	Annual Compensation Bonus ($) (1)	All Other Compensation ($) (2)	Long-term Compensation Awards Stock Options (in shares) (3)
John H. Sottile	2001	388,510	125,000	10,328	--
Chairman, President and	2000	380,333	--	250,158	--
Chief Executive Officer	1999	369,556	--	9,676	375,000
Patrick S. Freeman	2001	112,500	18,336	5,375	--
President of mining	2000	112,500	8,758	96,773	--
subsidiaries	1999	112,500	18,000	4,989	125,000
Robert L. Jones	2001	105,000	332,239	7,497	--
President of electrical	2000	105,000	189,089	97,379	--
construction subsidiary	1999	105,000	266,042	6,965	125,000
Stephen R. Wherry	2001	125,000	40,000	6,132	--
Vice President, Treasurer	2000	118,229	65,000	96,070	--
and Chief Financial Officer	1999	108,750	24,000	4,693	125,000

(1) Amounts reported represent compensation earned for the year, some of which may have been paid in a subsequent year.

(2) All other compensation for 2001 included (a) the economic benefit related to the insurance policies under the terminated Employee Benefit Agreements ($5,228 for Mr. Sottile; $1,737 for Mr. Freeman; $2,397 for Mr. Jones; and $1,032 for Mr. Wherry) and (b) Company contributions to the Company's Cash Deferred Profit Sharing Plan ($5,100 for Mr. Sottile; $3,638 for Mr. Freeman; $5,100 for Mr. Jones; and $5,100 for Mr. Wherry). Amounts for 2000 included (a) payments related to the termination of the Company's Employee Benefit Agreements ($240,000 for Mr. Sottile; $90,000 for Mr. Freeman; $90,000 for Mr. Jones; and $90,000 for Mr. Wherry), (b) the economic benefit related to the life insurance policies under the terminated Employee Benefit Agreements ($5,058 for Mr. Sottile; $1,673 for Mr. Freeman; $2,279 for Mr. Jones; and $970 for Mr. Wherry) and (c) Company contributions to the Company's Cash Deferred Profit Sharing Plan ($5,100 each for Messrs. Sottile, Freeman, Jones and Wherry). Amounts for 1999 included (a) the economic benefit related to the insurance policies under the terminated Employee Benefit Agreements ($4,876 for Mr. Sottile; $1,614 for Mr. Freeman; $2,165 for Mr. Jones; and $906 for Mr. Wherry) and (b) Company contributions to the Company's Cash Deferred Profit Sharing Plan ($4,800 for Mr. Sottile; $3,375 for Mr. Freeman; $4,800 for Mr. Jones; and $3,787 for Mr. Wherry).

(3) All stock option awards were made pursuant to The Goldfield Corporation 1998 Executive Long-term Incentive Plan.

The persons named in the foregoing table, together with Dwight W. Severs, Secretary of the Company, are all of the executive officers of the Company. Information concerning the executive officers is set forth in the Company's Annual Report on Form 10-K/A for the year ended December 31, 2001, filed April 29, 2002.

Employee Benefit Agreements

Beginning in 1989, the Company entered into Employee Benefit Agreements (each, a "Benefit Agreement") with Messrs. Sottile, Jones, Freeman and Wherry and certain employees of the Company. Under the terms of each Benefit Agreement, the Company owned life insurance policies that accumulated cash surrender value for the retirement of the employee, at age sixty-five, while also providing a life insurance benefit for the employee. Under the terms of each Benefit Agreement, the Company was entitled to a refund of the lesser of the previously paid premiums or the cash surrender value of the insurance policy, either upon retirement of the employee, the death of the employee or upon the termination of the Benefit Agreement. The Company had the right to terminate the Benefit Agreement without any future obligation by giving written notice to the employee. If the Benefit Agreement was terminated, the Company was entitled to receive the lesser of the cash surrender value of the insurance policy or the total of previously paid premiums. In 2000, the Board of Directors reviewed the Benefit Agreements and related insurance policies and decided it was in the best interest of the Company to terminate the

Benefit Agreements to eliminate the annual insurance premium obligations. During the second quarter of 2000, the Company entered into Cancellation and Release Agreements pursuant to which the Benefit Agreements were terminated. In consideration of terminating the future retirement benefit associated with the Benefit Agreements, the Company decided to compensate the affected employees. The net expense to the Company was $425,311. Although the Company does not anticipate making any further cash premium payments, the Company will continue to own the policies and has granted each employee the right to name the beneficiary for the death benefits in excess of premiums previously paid by the Company, less any outstanding loans.

OPTION EXERCISES IN 2001 AND YEAR-END OPTION VALUE

The following table provides information about the stock options exercised by the named executive officers during the year ended December 31, 2001 and held by them as of that date.

Name	Shares Acquired On Exercise (#)	Dollar Value Realized on Exercise ($)	Number of Securities Underlying Unexercised Options at End of 2001		Value of Unexercised In-the-Money Options at End of 2001(1)	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
John H. Sottile	250,000	72,813	--	125,000	--	37,656
Robert L. Jones	83,333	24,271	--	41,667	--	12,552
Patrick S. Freeman	83,333	24,271	--	41,667	--	12,552
Stephen R. Wherry	83,333	24,271	--	41,667	--	12,552

(1) The value of the options is based upon the difference between the exercise price and the closing price per share on December 31, 2001, $0.52.

On November 1, 2001, the Company entered into an amended and restated employment agreement with John H. Sottile. This agreement superseded the prior employment agreement dated January 15, 1985 and the employment agreement made by a subsidiary of the Company as of January 1, 1986, both as subsequently amended. This amended and restated employment agreement provides for continuous employment until January 31, 2005 and shall be extended automatically for three months on the last day of each three-month period following the effective date, November 1, 2001. This contract currently entitles Mr. Sottile to a salary of $388,510, which salary may be increased; provided, however, that as a minimum, it shall be increased effective January 1 of each year by an amount equal to the percentage increase, if any, over the preceding twelve months in the Consumer Price Index for all urban consumers. If Mr. Sottile's employment is terminated by the Company without cause, or if Mr. Sottile terminates his employment for good reason (as defined by the contract), Mr. Sottile is entitled to receive, in addition to other benefits, an amount equal to lump sum cash amount equal to 2.999 times his average W-2 compensation for the preceding five full calendar years. In the event of his permanent disability, the Company may terminate Mr. Sottile's employment upon at least thirty days advance written notice. He or his estate will then be entitled to receive, in addition to other benefits, an amount equal to lump sum cash amount equal to one times his average W-2 compensation for the preceding five full calendar years.

COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS

During 2001, the Board of Directors met six times. The Board of Directors has, among others, the following committees: an Audit Committee, a Compensation Committee, a Nominating Committee and a Stock Option Committee.

The Audit Committee, which monitors the activities of the Company's independent certified public accountants and its accounting department and reports on such activities to the full Board of Directors, consists of Harvey C. Eads, Dwight W. Severs, Danforth E. Leitner and John P. Fazzini. During 2001, the Audit Committee held four meetings.

The Compensation Committee reviews the compensation of the executive officers of the Company and makes recommendations to the Board of Directors regarding such compensation. The members of the Compensation Committee are Dwight W. Severs, Danforth E. Leitner and John P. Fazzini. The Compensation Committee held one meeting during 2001.

The Nominating Committee recommends qualified candidates for election to the Board of Directors of the Company, including the slate of directors, which the Board of Directors proposes for election by stockholders at the Annual Meeting. The Nominating Committee consists of Harvey C. Eads, John P. Fazzini and Danforth E. Leitner. During 2001, the Nominating Committee held one meeting.

The Nominating Committee is not precluded from considering written recommendations for nominees from stockholders. Such recommendations for the 2003 election of directors, together with a description of the proposed nominee's qualifications and other relevant biographical information, should be sent to the Secretary of the Company prior to January 31, 2003.

The Stock Option Committee administers The Goldfield Corporation 1998 Executive Long-term Incentive Plan (the "Plan"). The Stock Option Committee has complete discretion in determining the number of shares subject to options granted to an employee eligible under the Plan and in determining the terms and conditions pertaining to such options, consistent with the provisions of the Plan. The Stock Option Committee consists of Harvey C. Eads, John P. Fazzini and Al Marino. During 2001, the Stock Option Committee held one meeting.

During 2001, no incumbent director attended fewer than 100% of the total number of meetings of the Board of Directors and all committees of the Board that he was eligible to attend.

ITEM 2.
RATIFICATION OF APPOINTMENT OF ACCOUNTANTS

The Board of Directors of the Company has appointed the firm of KPMG LLP as its independent certified public accountants for the year ending December 31, 2002, subject to the appointment being ratified by the Company's stockholders. KPMG LLP (including a predecessor firm, W. O. Daley & Company) has been serving the Company and its subsidiaries for the past 39 years.

A representative of KPMG LLP is expected to be present at this year's Annual Meeting of Stockholders, at which time he will be given an opportunity to make a statement and is expected to be available to respond to appropriate questions. The appointment of KPMG LLP was made upon the recommendation of the Audit Committee. If the stockholders do not ratify the selection of KPMG LLP, the selection of independent certified public accountants will be reconsidered by the Board of Directors of the Company.

The Board of Directors unanimously recommends a vote FOR the ratification of the appointment of KPMG LLP as independent certified public accountants of the Company.

ITEM 3.
SHAREHOLDER PROPOSAL ON PERFORMANCE-BASED EXECUTIVE COMPENSATION

A shareholder has indicated that a proposal will be presented at the Annual Meeting asking shareholders to approve a resolution recommending (a) that a performance-based executive compensation policy be established that would link a portion of each executive's compensation to the long term success of the Company and (b) that the Company in its annual report to shareholders disclose specific performance criteria and the target levels that must be achieved to satisfy those criteria and explain why the particular criteria were selected. Adoption of the proposal requires the affirmative vote of a majority of the votes cast.

The Board of Directors believes that the executive compensation program currently in place at the Company is effective and properly motivates executives to advance the long-term success of Goldfield. The Compensation Committee is charged with the responsibility of designing and regularly reviewing the total compensation program to ensure that it is effective in attracting, retaining and motivating key employees and that it reinforces business strategies which promote the Compensation Committee's primary objective of enhancing shareholder value. In carrying out its responsibilities, the Compensation Committee consults with outside compensation consultants and considers competitive market data which reflects the markets in which the Company competes for business and people.

The Company uses both its annual bonus program and stock options and other equity awards granted under the 1998 Executive Long-Term Incentive Plan (the "Plan") to provide long-term incentives for executives. The Company principally relies on the bonus program, pursuant to which the Compensation Committee reviews each executive's performance and awards a bonus, if warranted, based upon the executive's performance with respect to certain measures that the Company believes are linked to its long-term success. The Company may also award stock options under the Plan, which are inherently linked to the long-term success of the Company, because the exercise price of stock options granted under the Plan is equal to the fair market value of the Company's stock on the grant date, as defined in the plan (in general, the closing stock price). In addition, pursuant to the Plan, executives may be granted restricted stock that is not transferable for a period of years after the grant.

The Board believes that the Company's current practice in determining appropriate executive compensation, as administered by the Compensation Committee, is responsive to the proponent's request for an executive compensation policy that focuses executives on the Company's long-term success. Bonuses, which are only granted if executives meet certain performance targets, and stock options, which only have value if the Company's stock price rises, link the executives' interests with the stockholders and encourage behavior that will have a positive impact on the Company's share price. The Company believes that similar bonus programs and stock option plans are used by Goldfield's peer companies and that in order to be competitive, Goldfield, as it deems necessary, must grant bonuses and options to its executives which are comparable to those granted to executives of our peer companies.

Thus, while the Board is of the opinion that the Company has met the first of the proponent's requests, it is opposed to the proposal calling for specification of performance targets. Disclosure of criteria that are quantitative would place the Company at a serious competitive disadvantage. This would require disclosure of financial and operational details that are more specific than what is contained in the public disclosures of the Company and its competitors and that are not required to be disclosed by rules of the Securities and Exchange Commission applicable to the Company.

Periodically, the Compensation Committee conducts a thorough analysis and study of its charter and executive compensation philosophy, strategy, framework and process. Each component of Goldfield's executive compensation program is reviewed and adjustments are made where appropriate. The Board of Directors is satisfied that the existing executive compensation components and the incentives they create are in our stockholders' long-term interests.

The Board of Directors recommends a vote AGAINST this proposal. Shares represented by properly signed proxies that do not give voting instructions will be voted against this proposal.

The following is the complete text of the proposal as submitted. The proponent's name, address and number of shares held will be furnished upon written or oral request.


BEGINNING OF SHAREHOLDER PROPOSAL


Performance-Based Executive Compensation Proposal

Resolved: The shareholders request that the Board of Directors for Goldfield Corporation establish and announce a performance-based executive compensation policy for the four senior executives that would link a portion of executive compensation to the long-term success of the Company. To demonstrate that such steps have been taken, we request that the Compensation Committee Report included in the company's annual report to shareholders identify specific performance criteria and explain why they have been selected and the specific target level that must be achieved to satisfy that performance criteria.

Reasons: The long-term success of the Company depends on the ability of the board of directors and senior management to establish and implement a strategic plan that ensures the Company's continued growth and profitability. Senior management must be keenly focused on fulfilling these strategic plans. One way to ensure proper focus is through a performance-based executive compensation system that generously rewards superior performance. This system must be transparent and use specific financial performance criteria. Accountability must be the cornerstone of the system. Too often, though, the executive compensation system may reward average or below average performance and does not motivate senior management to excel.

The President and CEO of Goldfield, John Sottile, currently has an employment contract that routinely increases his generous salary by the Consumer Price index, not by performance standards. Rather than motivating him to achieve superior performance, his compensation, including, at times, large stock option grants, creates a significant and unjustifiable transfer of wealth from shareholders to managers. Such a system is not in shareholders' interest.

In 1999, Mr. Sottile's total compensation was $461,264. In 2000, his total compensation increased 36% to $630,491. Mr. Sottile's compensation increased despite the fact that the Company's operating profits plummeted from $2.0 Million in 1999 to $0.6 Million in 2000. The Company showed a higher net income number for 2000 primarily due to an insurance windfall of $2.0 Million triggered by the death of an insured employee.

Companies such as Capital One, Mattel, Union Pacific, RCN Corp. and Level 3 Communications have adopted performance-based plans. According to Level 3's 1999 proxy statement, the company's "outperform stock option" program "aligns directly management's and stockholders' interests by basing stock option value on Level 3's ability to outperform the market."

END OF SHAREHOLDER PROPOSAL

The Board of Directors unanimously recommends a vote AGAINST this proposal.

AUDIT COMMITTEE REPORT AND FEE INFORMATION

Audit Committee Report

The Board of Directors appoints an Audit Committee each year to review the Company's financial matters. Each member of the Company's Audit Committee meets the independence requirements set by the American Stock Exchange. The Audit Committee members reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2001 with management. The committee also discussed all the matters required to be discussed by Statement of Auditing Standard No. 61 with the company's independent accountants, KPMG LLP. The Audit Committee received a written disclosure and letter from KPMG LLP as required by Independence Standards Board Standard No. 1 and has discussed with KPMG LLP its independence. Based on its review and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report to stockholders and that the Form 10-K be filed with the Securities and Exchange Commission.

The Board of Directors has adopted a written charter to govern the Audit Committee. A copy of the charter was attached as Exhibit A to the Company's 2001 proxy statement.

Harvey C. Eads, Jr.
Dwight W. Severs
Danforth E. Leitner
John P. Fazzini

Audit Fees

The aggregate fees billed for professional services by KPMG LLP rendered for the audit of the company's annual financial statements for the year ended December 31, 2001 and the reviews of the financial statements included in the Forms 10-Q for the year 2001 are $50,965.

Financial Information System Design and Implementation Fees

No fees were billed by KPMG LLP for information technology services rendered during the fiscal year ended December 31, 2001.

All Other Fees

In addition to the fees described above, the aggregate fees billed by KPMG LLP for professional services for the fiscal year ended December 31, 2001 were $24,175.

The Audit Committee has advised the Board of Directors that it has determined that the non-audit services rendered by the Company's independent accountants during 2001 are compatible with maintaining the independence of such accountants.

ADDITIONAL INFORMATION

The Company will pay the cost of soliciting proxies and will reimburse all bankers, brokers and other custodians, nominees and fiduciaries for forwarding proxies and proxy materials to the beneficial owners of the shares. In addition to solicitation by mail, solicitation of proxies may be made personally or by telephone, facsimile, telegram or other means by regular employees of the Company with no specific additional compensation to be paid for such services. Morrow & Co., Inc., 445 Park Avenue, 5th Floor, New York, New York 10022, has been retained to assist in the solicitation of proxies at a cost not to exceed $7,000 plus out-of-pocket expenses.

OTHER MATTERS

Neither the Board of Directors nor management intends to bring before the meeting any business other than the matters referred to in the Notice of Meeting and this Proxy Statement. If any other business should come properly before the meeting, or any adjournment thereof, the proxyholders will vote on such matters according to their best judgment.

2003 STOCKHOLDER PROPOSALS

To be considered for inclusion in the proxy statement relating to the 2003 Annual Meeting, stockholder proposals must be received by the Company no later than January 31, 2003, unless the Company changes the date of the 2003 Annual Meeting by more than 30 days from the date of this year's meeting, in which case the Company will provide a revised deadline in one of the Company's quarterly report on Form 10-Q. In addition, the Company's Restated Bylaws, as amended, require timely advance written notice to the Company by any stockholder who intends to nominate a director to the Company's Board of Directors, to present any proposal or to bring any business before any meeting of the stockholders of the Company. Notice will be considered timely for the 2003 Annual Meeting if it is received not later than April 11, 2003 and not earlier than March 12, 2003.


By Order of the Board of
Directors

Dwight W. Severs
Secretary


Dated:
May 31, 2002


*   *   *


The Annual Report to Stockholders for the year ended December 31, 2001, which includes financial statements, is being mailed concurrently to stockholders. The Annual Report does not form any part of the material for the solicitation of proxies.

A copy of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2001 filed with the Securities and Exchange Commission is available without charge to those stockholders who would like more detailed information concerning the Company. If you would like a copy of the Form 10-K, please write to: The Goldfield Corporation, 100 Rialto Place, Suite 500, Melbourne, Florida 32901.

In addition, financial reports and recent filings with the Securities and Exchange Commission, including the Form 10-K, are available on the Internet at http://www.sec.gov. Company information is also available on the Internet at http://www.goldfieldcorp.com.


THE GOLDFIELD CORPORATION PROXY

Annual Meeting of Stockholders to be Held on July 10, 2002

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


The undersigned hereby appoints John H. Sottile and Dwight W. Severs, and each of them, jointly and severally, proxies, with full power of substitution, to vote with the same force and effect as the undersigned at the Annual Meeting of the Stockholders of The Goldfield Corporation to be held at Imperial's Hotel & Conference Center, 8298 North Wickham Road, Melbourne, Florida 32940 on July 10, 2002 at 9:00 a.m., and any adjournment or postponement thereof, upon the matters set forth on the reverse hereof and upon such other matters as may properly come before the meeting, all in accordance with the notice and accompanying proxy statement for said meeting, receipt of which is acknowledged. **(THIS PROXY REVOKES ALL PRIOR PROXIES GIVEN BY THE UNDERSIGNED.)**

This proxy, when properly executed, will be voted in the manner directed herein, or if returned executed with no direction given, will be voted in accordance with the recommendations of the Board of Directors.


Continued and to be signed on the reverse side.

Please date, sign and mail your
proxy card back today.


A   X   Please mark your votes as in this example.

Your Board of Directors recommends a vote FOR Proposal 1.

If no direction is given, the proxy will be voted FOR Proposal 1.

	FOR	WITHHELD
ELECTION OF DIRECTORS	/ /	/ /

Nominees:
Thomas E. Dewey, Jr.
Harvey C. Eads, Jr.
John P. Fazzini
Danforth E. Leitner
Al Marino
Dwight W. Severs
John H. Sottile

/ / **FOR**, except vote withheld from the following nominee(s)

_____

Your Board of Directors recommends a vote FOR Proposal 2.

If no direction is given, the proxy will be voted FOR Proposal 2.

		FOR	AGAINST	ABSTAIN
2.	RATIFICATION OF APPOINTMENT OF ACCOUNTANTS	/ /	/ /	/ /

Your Board of Directors recommends a vote AGAINST Proposal 3.

If no direction is given, the proxy will be voted AGAINST Proposal 3.

		FOR	AGAINST	ABSTAIN
3.	SHAREHOLDER PROPOSAL ON EXECUTIVE COMPENSATION	/ /	/ /	/ /

Note In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting or at any adjournments or postponements thereof.

PLEASE SIGN, DATE AND RETURN TODAY IN ENCLOSED ENVELOPE.

Date	_____, 2002
Signature	_____
Title(s)	_____

NOTE: Please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.